SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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Jan Woo, Esq.

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Yahoo! Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2016
File No. 000-28018

Dear Ms. Woo:

We are writing on behalf of our client, Yahoo! Inc. (“Yahoo” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 7, 2016 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed September 9, 2016 (the “Preliminary Proxy Statement”). Set forth below are Yahoo’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Yahoo.

Yahoo filed on March 10, 2017 an amended version of the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement includes revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. For your convenience, we are emailing to your attention copies of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

March 10, 2017

Capitalized terms used but not defined herein have the respective meanings given to such terms in the Amended Preliminary Proxy Statement.

General

1.	In a Form 8-K filed September 22, 2016, you disclose a cybersecurity breach in which information associated with at least 500 million Yahoo user accounts was stolen from the company’s network. Please revise your proxy statement to discuss any material effects on or risks to the Sale Transaction, the Fund or Yahoo stockholders associated with this breach, to the extent known. For additional guidance, please refer to the Division of Corporation Finance’s Disclosure Guidance: Topic No. 2 Cybersecurity (October 13, 2011), available at www.sec.gov.

Response: As described in the Company’s Current Report on Form 8-K filed with the Commission on February 21, 2017, Yahoo and Verizon entered into an Amendment to Stock Purchase Agreement amending the original Stock Purchase Agreement (the “SPA Amendment” and, together with the original Stock Purchase Agreement, the “Amended Stock Purchase Agreement”), and, concurrently with the execution of the SPA Amendment, Yahoo and Yahoo Holdings entered into an Amendment to Reorganization Agreement amending the original Reorganization Agreement (the “RA Amendment” and, together with the original Reorganization Agreement, the “Amended Reorganization Agreement”). Additionally, concurrently with the execution of the SPA Amendment and the RA Amendment, Yahoo, Yahoo Holdings and Verizon entered into a Settlement and Release Agreement (the “Settlement and Release Agreement”).

Pursuant to the terms of the SPA Amendment, among other things, (a) the consideration to be paid by Verizon to Yahoo in connection with the Sale Transaction is reduced by $350,000,000 to $4,475,800,000 in cash, subject to certain adjustments as provided in the Amended Stock Purchase Agreement; (b) the termination fee to be paid by Yahoo to Verizon in certain circumstances is reduced to $134,274,000; (c) the date after which each of Yahoo and Verizon may terminate the Amended Stock Purchase Agreement if the Closing (as defined in the Amended Stock Purchase Agreement) has not occurred has been extended to July 24, 2017; and (d) certain data security incidents to which Yahoo has been subject will be disregarded, subject to certain exceptions, for purposes of determining whether the conditions to Closing relating to breaches by the Company of its representations, warranties, and covenants in the Amended Stock Purchase Agreement have been satisfied and whether a “Business Material Adverse Effect” under the Amended Stock Purchase Agreement has occurred.

Pursuant to the terms of the RA Amendment, among other things, (a) upon and after the Closing, the Company will retain certain post-closing cash liabilities arising out of governmental or third party investigations, litigations or other claims related to certain data security incidents and other data breaches incurred by the Company that were to be

Jan Woo, Esq.

March 10, 2017

assumed by Yahoo Holdings under the original Reorganization Agreement; (b) Verizon will indemnify the Company for 50 percent (with the Company being responsible for the remaining 50 percent) of any such liabilities that have not been finally determined and entered or stipulated against the Company prior to the Closing; and (c) the Company will be responsible for 100 percent of any such liabilities that are finally determined and entered or stipulated against the Company or its subsidiaries prior to the Closing.

Pursuant to the terms of the Settlement and Release Agreement, among other things, Verizon released certain claims, subject to certain exceptions, it (and its affiliates and representatives) may have against the Company (or its affiliates and representatives) relating to certain data security incidents and other data breaches incurred by the Company.

The terms of the Amended Stock Purchase Agreement, the Amended Reorganization Agreement, and the Settlement and Release Agreement are described in the “Summary” section (see pages 7-11) and the section entitled “Proposal 1—The Sale Transaction—The Sale Transaction Agreements” (see pages 65-86) of the Amended Preliminary Proxy Statement. Such documents are also attached as exhibits to, and incorporated by reference in, the Amended Preliminary Proxy Statement. In addition, a new risk factor regarding the Fund’s exposure to certain liabilities arising out of the Data Breaches has been added to page 51 of Annex 1 of the Amended Preliminary Proxy Statement. The data security incidents disclosed by Yahoo are described in the section entitled “Proposal 1—The Sale Transaction—Background of the Sale Transaction—Sale Transaction Agreement Amendments” (see pages 54-58) of the Amended Preliminary Proxy Statement. Additional information regarding the data security incidents is set forth under the heading “Management Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Security Incidents” in Yahoo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference in the Amended Preliminary Proxy Statement.

Summary

The Sale Transaction

The Company After the Completion of the Sale Transaction, page 2

2.	On page 3, you state that the Fund intends to return substantially all of the cash proceeds from the Sale Transaction to Yahoo stockholders, although the Fund will retain sufficient cash to satisfy its obligations to creditors and for working capital. Please disclose, if known, the manner in which the cash proceeds are expected to be returned to Yahoo stockholders and revise to quantify the amount of cash the Fund is expected to require to satisfy its obligations to creditors and for working capital.

Response: In response to the Staff’s comment, the applicable disclosure has been revised to state that the Fund currently intends to return substantially all of its cash to stockholders over time through stock repurchases and distributions. In addition, the revised disclosure quantifies, to the extent possible,

Jan Woo, Esq.

March 10, 2017

the amount of cash that the Fund expects to retain in order to satisfy its obligations to creditors and for working capital, but notes that such obligation may vary, and may be materially greater than the amount disclosed, depending upon a number of factors. Please see pages 4, 21, 35, 64, Annex 1-10, and Annex 1-25 of the Amended Preliminary Proxy Statement.

3.	On page 3, you state that the completion of the Sale Transaction will not affect shares of Yahoo common stock, which will continue to represent shares of common stock of the Fund after it has registered as an investment company. Please consider revising here and elsewhere to clarify that Yahoo stockholders will not receive shares of Verizon and will not retain an interest in Yahoo’s operating business.

Response: In response to the Staff’s comment, the applicable disclosure has been revised to clarify that Yahoo stockholders will not receive shares of Verizon common stock and will not retain any continuing interest in the Business following completion of the Sale Transaction (other than in connection with the RSU Substitution). Please see pages 3, 18, 20, and 64 of the Amended Preliminary Proxy Statement.

4.	The second paragraph of this section states that following the completion of the Sale Transaction, the Company will be required to register as an investment company under the Investment Company Act of 1940. Please also briefly explain that (i) investment companies are companies primarily engaged in the business investing in securities; (ii) such companies are regulated and are subject to certain requirements and restrictions which the Company was not previously subject to and (iii) the business of the Company after the Sale Transaction will be to hold Alibaba and Yahoo Japan stock.

Response: In response to the Staff’s comment, the Company has added the requested explanation; however, the Company has modified the Staff’s suggested language to more precisely describe the business of the Company after the Sale Transaction. Please see page 3 of the Amended Preliminary Proxy Statement.

Questions and Answers About the Special Meeting and the Sale Transaction

The Sale Proposal

What are the effects of the Sale Transaction?, page 18

5.	This section briefly identifies many ways in which the Investment Company Act of 1940 would regulate the Fund. Please also briefly discuss shareholder voting rights under the Investment Company Act of 1940 and the obligation of the Fund to send shareholder reports semi-annually and to file with the Commission reports of its portfolio holdings after the first and third fiscal quarters. In addition, here or another appropriate location, please briefly discuss how the Fund will differ from most investment companies, including that: (i) it will not be actively managed, (ii) it will not hire an investment adviser to manage the Fund and (iii) unlike most investment companies, it will be subject to taxation because it will not qualify for pass-through tax status under Internal Revenue Service regulations.

Response: In response to the Staff’s comment, the Company has added the requested disclosure, although we note the Company now anticipates hiring two advisers to manage its short-term debt portfolio. Please see pages 19-20 of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

March 10, 2017

6.	As a related matter, please consider including a section that highlights the material differences between being a stockholder of an operating company, such as Yahoo, and a stockholder of an investment company, such as the Fund.

Response: The Company is, and after the Sale Transaction will continue to be, a Delaware corporation. The Company does not contemplate entering into any amendments to the Company’s Certificate of Incorporation or Bylaws prior to, upon or immediately after the closing of the Sale Transaction, other than, following the closing, to change the name of the Company to “Altaba Inc.”, to modify the proxy access provision of its Bylaws to reflect the reduction of the size of the Board to five directors and to make other changes that do not materially affect the rights of the Company’s stockholders. Additionally, the section of the Amended Preliminary Proxy Statement entitled “Annex 1 – Regulation Under the 1940 Act” sets forth certain additional voting rights to which a stockholder of the Company will be entitled after the Sale Transaction as a stockholder of an investment company. Accordingly, the Company respectfully submits that a separate section in the Amended Preliminary Proxy Statement highlighting the material differences between being a stockholder of the Company before and after the Sale Transaction is not necessary because such rights are adequately described in Annex 1 of the Amended Preliminary Proxy Statement.

Risk Factors

Risks Related to the Sale Transaction

Yahoo will incur significant transaction costs in connection with the Sale Transaction, page 28

7.	You disclose that Yahoo expects to incur significant non-recurring costs associated with the Sale Transaction. Please revise to provide an estimate of these costs or advise.

Response: In response to the Staff’s comment, the Company will include an estimate of the transaction costs that it expects to incur in connection with the Sale Transaction. Please see page 30 of the Amended Preliminary Proxy Statement.

The Sale Transaction Agreements, page 59

8.	We note that you include a general disclaimer that stockholders should not rely on the representations and warranties contained in the stock purchase agreement. Please revise your disclosure to remove implications that the merger agreement and related summary do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the applicable disclosure has been revised to remove implications that the Stock Purchase Agreement and related summary do not constitute public disclosure under the federal securities laws. Please see page 66 of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

March 10, 2017

U.S. Federal Income Tax Consequences of the Sale Transaction, page 102

9.	On page 103, you disclose that the determination of whether and to what extent any tax attributes will be available is highly complex and is based in part upon facts that will not be known until after the completion of the Sale Transaction. Please revise to briefly summarize the factors involved in determining the availability of tax attributes.

Response: In response to the Staff’s comment, the applicable disclosure has been revised to include a summary of the factors involved in determining the availability of tax attributes. Please see page 113 of the Amended Preliminary Proxy Statement.

Annex 1: Description of the Fund Following the Sale Transaction

Summary of Fund Expenses, Annex 1-3

10.	We note that the fee table is incomplete. Please include a completed fee table in the definitive proxy statement.

Response: In response to the Staff’s comment, the Company has included a completed fee table. Please see page Annex 1-3 of the Amended Preliminary Proxy Statement.

11.	Please add a line item to the fee table providing an estimate of tax expenses. Please also include a footnote to the fee table stating that, unlike most investment companies, the Fund will be subject to taxation.

Response: In response to the Staff’s comment, the Company has made the requested revisions. Please see page Annex 1-3 of the Amended Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information of the Fund…, Annex 1-4

12.	Please update any financial information that is missing from the financial statements, including the fair value of the Excalibur IP Assets.

Response: In response to the Staff’s comment, the Company has made the requested revisions. Please see pages Annex 1-5 through Annex 1-9 of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

March 10, 2017

13.	Please include a full Schedule of Investments, including a full description the securities held (including interest rate and maturities on debt securities and expiration dates on warrants).

Response: In response to the Staff’s comment, the Company has included a full Schedule of Investments, including a full description of the securities held. Please see pages Annex 1-14 through Annex 1-24 of the Amended Preliminary Proxy Statement.

14.	Please include pro forma notes to financial statements. Refer to Regulation S-X 11-02 and AAG-INV 7.224.

Response: In response to the Staff’s comment, the Company has included a new section entitled “Summary of Significant Accounting Policies.” Please see pages Annex 1-10 through Annex 1-13 of the Amended Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Statement of Operations…, Annex 1-5

15.	Please advise whether the pro forma financials reflect income generated from the Excalibur IP Assets during the periods presented.

Response: No income was generated from the Excalibur IP Assets during the periods presented.

Unaudited Pro Forma Condensed Consolidated Statement of Net Assets…, Annex 1-7

16.	Please advise whether Excalibur IP Assets is an investment company. Additionally, advise whether this controlled entity will be consolidated and describe the valuation procedures related to this entity.

Response: Excalibur’s only assets are the Excalibur IP Assets, which are a portfolio of patents and patent applications. As such patent assets are not securities, Excalibur is not an “investment company” under the 1940 Act. Please refer to 1940 Act §§ 2(a)(36) & 3(a).

As an investment company, the Fund is not permitted to consolidate companies that are not investment companies, unless they service the investment company. Because Excalibur is not an investment company and will not provide services to the Company, the Company will not consolidate Excalibur.

To value Excalibur, the Fund will utilize a third party valuation firm. This valuation will be performed at least quarterly. The Fund’s management and Board of Directors will oversee these valuation procedures on an on-going basis and periodically review the continuing appropriateness of the factors and methods pursuant to which Excalibur is valued.

Jan Woo, Esq.

March 10, 2017

17.	Please describe the nature of Yahoo’s retained earnings, as found on the Statement of Net Assets, and explain how this presentation is in line with Regulation S-X 6-04 and AAG-INV 7.220.

Response: Yahoo’s retained earnings represent the historical earnings of the Company prior to adoption of investment company accounting. The Company disclosed Yahoo’s retained earnings on the Statement of Net Assets due to its importance to stockholders to understand the portion of net assets that relates to the historical earnings and profits available for future distribution. The Company does not currently intend to elect Subchapter M status under the Code upon its conversion to an investment company under the 1940 Act and thus will not be required to distribute its pre-investment company earnings at the time of conversion.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information…, Annex 1-8

18.	Please describe why a change in fair value of the Excalibur IP Assets has not been presented in the pro forma financial statements.

Response: The Company is not currently an investment company and will not become an investment company until the closing of the Sale Transaction. The Company therefore is not currently required to carry the Excalibur IP Assets at fair value in accordance with Section 2(a)(41) of the 1940 Act. Accordingly, the Excalibur IP Assets have not historically been recorded at fair value nor prior to the Sale Transaction has a fair value for Excalibur IP Assets historically been determined and, as such, a change in fair value for the applicable periods has not been presented. This is disclosed in footnote 5 to the Unaudited Pro Forma Consolidated Financial Information of the Fund Reflecting Investment Company Accounting Principles on page Annex 1-8 of the Amended Preliminary Proxy Statement.

Investment Objective and Policies

Taxation of the Fund, Annex 1-14

19.	This section states that, unlike most registered investment companies, the Fund will be subject to corporate income tax. Please clarify that shareholders will also be subject to tax on any distributions of income or capital gains.

Response: In response to the Staff’s comment, the applicable disclosure has been revised to clarify that stockholders who are U.S. holders will also be subject to tax on any distributions of income or capital gains. Please see page Annex 1-28 of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

March 10, 2017

Fundamental Investment Restrictions, Annex 1-17

20.	This section sets forth the Fund’s fundamental investment restrictions. Please explain to us why the Fund is not seeking shareholder approval of these investment restrictions. See Item 13(a) of the Investment Company Act.

Response: Section 13(a)(3) of the 1940 Act requires stockholder approval for an investment company to deviate from a fundamental policy set forth in its registration statement. The 1940 Act therefore does not require stockholder approval to adopt a new fundamental policy, unless the new fundamental policy deviates from an existing fundamental policy. Since the Company is not currently an investment company, has not previously adopted any fundamental policies and has not disclosed any fundamental policies in a registration statement, it does not have any existing fundamental policies from which these fundamental investment restrictions could deviate. Therefore, stockholder approval of these investment restrictions is not required, in accordance with the Staff’s prior pronouncements.

Please refer to Investment Company Names, 1940 Act Rel. No. 22530, at n. 49 (Feb. 27, 1997); Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 1, available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Borrowings and Preferred Stock, Annex 1-19

21.	The fourth paragraph on Annex 1-20 states that the Fund will be a party to privately negotiated warrant transactions with Option Counterparties. The warrants begin to expire in March 2019. Please explain to us how the warrants are consistent with Section 18(d) of the Investment Company Act, which provides that warrants must be expire within 120 days after their issuance and may be issued only to a class of the Fund’s security holders.

Response: Section 18(d) of the 1940 Act prohibits a registered management company from issuing warrants except for certain warrants generally meeting the parameters described in the Staff’s comment. The Company is not currently, and was not at the time it issued the referenced warrants, a “registered management company” under the 1940 Act or required to be registered as a “management company” under the 1940 Act. The warrants were issued prior to the time that the Company determined to pursue a transaction that would result in the Company needing to register as an investment company and were not issued for the purpose of evading the 1940 Act’s capital structure requirements. The Staff has recognized that, in these circumstances, Section 18(d) of the 1940 Act would not prohibit the Company from leaving the warrants outstanding. Please

Jan Woo, Esq.

March 10, 2017

refer to South America Fund, N.V., SEC Staff No-Action Letter (Sept. 2, 1993); Surfcastle, Inc., SEC Staff No-Action Letter (Apr. 13, 1988), at n.6; cf. 1940 Act § 61(b).

The Company supplementally informs the Staff that, under their existing terms, the warrants may be cash settled at the option of the Company. If the warrants were to be exercised at a time that would cause the Company to issue shares of its common stock at a price below net asset value, the Company hereby undertakes to cash settle the warrants in lieu of issuing common stock, unless the Company has first obtained no-action or exemptive relief to issue its common stock at a price below net asset value in connection with the settlement of the warrants. For the avoidance of doubt, the Company is not currently seeking any such relief from the SEC or its Staff.

Regulation Under the 1940 Act, Annex 1-38

22.	This section states that the Fund will register as an investment company immediately after the closing of the Sale Transaction. Please explain how shareholders will be able to obtain a copy of the Fund’s registration statement. In addition, describe in this section the Fund’s obligations to send shareholder reports semi-annually and to file reports of its holdings with the SEC after the Fund’s first and third fiscal quarters.

Response: In response to the Staff’s comment, the applicable disclosure has been revised to add the requested information. Please see pages 19 and Annex 1-56 of the Amended Preliminary Proxy Statement.

23.	The voting rights granted to shareholders under the Investment Company Act have been described in various sections of the Annex. Please provide a summary of the voting rights in this section.

Response: In response to the Staff’s comment, the section has been revised to summarize certain other voting rights granted to stockholders under the 1940 Act not already summarized in the section. Please see pages 19 and Annex 1-56 of the Amended Preliminary Proxy Statement.

Investment Advisory Services, Annex 1-39

24.	This section states that the Fund will not enter into any advisory agreement. Please add that if, in the future, the Board were to recommend that the Fund hire an investment adviser to manage the Fund, approval of shareholders would be required before the Fund enters into an advisory agreement.

Response: The disclosure has been revised to state that the Fund intends to retain two advisers to manage its short-term debt portfolio and to describe the process that will be used to approve the advisers. Please see page Annex 1-69 of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

March 10, 2017

Certain Provisions of the Fund’s Governing Documents

Limitation on Liability of Directors, Annex 1-41

25.	This section states that the Certificate of Incorporation limits the liability of the Fund’s directors for monetary damages for breach of fiduciary duty. Specifically, Article XI of the Certificate provides in part: “To the fullest extent permitted by the General Corporation Law of Delaware, . . . a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.” Similarly, Article XII of the Certificate provides that the Corporation is authorized to provide indemnification of and advancement of expenses to, certain persons. Section 17(h) of the Investment Company Act of 1940 generally prohibits a fund from including in its organizational documents any provision that protects a director (or officer) of a fund against any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties as director or officer (“Disabling Conduct”). Indemnification provisions are also subject to the limits of Section 17(h) of the Investment Company Act of 1940. Articles XI and XII appear to violate Section 17(h) because the limits on liability and indemnification provisions do not exclude Disabling Conduct. Please amend Articles XI and XII to be consistent with Section 17(h).

Response: For the reasons discussed below, the Company respectfully submits that Articles XI and XII of its Certificate of Incorporation do not need to be amended in order for the Fund to comply with Section 17(h) of the 1940 Act.

The doctrine of pre-emption of state law by federal law is derived from the supremacy clause of the U.S. Constitution. Under the doctrine of pre-emption:

Pre-emption may be either expressed or implied, and is compelled whether Congress’ command is explicitly stated in the statute’s language or implicitly contained in its structure and purpose. Absent explicit pre-emptive language, we have recognized at least two types of implied pre-emption: field pre-emption, where the scheme of federal regulation is so pervasive as to make reasonable the inference that Congress left no room for the States to supplement it, and conflict pre-emption, where compliance with both federal and state regulations is a physical impossibility, or where state law stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress.

Jan Woo, Esq.

March 10, 2017

Please see Gade v. Nat’l Solid Wastes Mgmt. Ass’n, 505 U.S. 88, 98 (1992) (citations and internal quotations omitted).

While typically applied to state and local legislation, the Company believes that the doctrine of preemption would also apply with respect to the Fund’s Certificate of Incorporation to the extent that provisions of the Delaware General Corporation Law are incorporated by reference into such governing instrument.

Following the Company’s registration as an investment company, the enforcement of Articles XI and XII of the Company’s Certificate of Incorporation to the full extent permitted by the Delaware General Corporation Law would clearly “stand[] as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress” to the extent exculpation or indemnification for Disabling Conduct were permitted for Disabling Conduct that occurs following registration as an investment company. The purposes and objectives of Congress in this regard are expressed in Section 1(b)(2) of the 1940 Act:

[I]t is declared that the national public interest and the interest of investors are adversely affected—…(2) when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders.

In light of this expressed policy and objective, and the express restrictions contained in Section 17(h) of the 1940 Act, the Company acknowledges and agrees that, following its registration as an investment company, permitting exculpation or indemnification under Articles XI or XII of its Certificate of Incorporation pursuant to the Delaware General Corporation Law for Disabling Conduct that occurs following registration as an investment company would be inconsistent with the structure and purposes of the 1940 Act, and would therefore be pre-empted by Section 17(h) of the 1940 Act. Please see Gade v. Nat’l Solid Wastes Mgmt. Ass’n, 505 U.S. 88, 98 (1992)).

The Company has expressly disclosed its intention to interpret its Certificate of Incorporation in this manner following its registration as an investment company. Please see page Annex 1-71 of the Amended Preliminary Proxy Statement (Annex 1—Certain Provisions of the Fund’s Governing Documents—Limitation on Liability of Directors). Therefore, the Company respectfully advises the Staff it does not believe that these provisions even “purport” to protect against Disabling Conduct that occurs following registration as an investment company. Please see 1940 Act § 17(h). In addition, the Company hereby respectfully undertakes to the SEC to not take the position that the 1940 Act does not preempt Articles XI or XII of its Certificate of Incorporation and the Delaware General Corporation Law with respect to such exculpation or indemnification for Disabling Conduct that occurs following registration as an investment company.

Jan Woo, Esq.

March 10, 2017

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2440 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Marc R. Packer

Marc R. Packer

Enclosure

Cc:	Stephanie Splane, Yahoo! Inc.
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP